Exhibit 4.41
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
United Parcel Service, Inc. (the “Corporation,” “we,” “us” and “our”) has six classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (i) our Class B Common Stock, par value $0.01 per share (our “class B common stock”), (ii) our Floating-Rate Senior Notes due 2020, (iii) our 1.625% Senior Notes due 2025, (iv) our 1.000% Senior Notes due 2028, (v) our 0.375% Senior Notes due 2023, and (vi) our 1.500% Senior Notes due 2032.
DESCRIPTION OF CLASS B COMMON STOCK
The following summary description sets forth some of the general terms and provisions of our Class B common stock. The description of our Class B common stock is a summary and is subject to and qualified by reference to the applicable provisions of our restated certificate of incorporation (our “certificate of incorporation”), our amended and restated bylaws (our “bylaws”), and relevant provisions of Delaware law. Our certificate of incorporation and bylaws have been incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.
General
We are authorized to issue a total of 10,200,000,000 shares of common stock, of which:

•	4,600,000,000 are shares of class A common stock, par value $.01 per share our (“class A common stock,” and together with our class B common stock, our “common stock”), and

•	5,600,000,000 are shares of class B common stock.
Our board of directors has the authority to make, alter, amend and repeal our bylaws in any manner not inconsistent with Delaware law or our certificate of incorporation.
Voting Rights
Generally, all shares of our common stock have the same relative rights, preferences and limitations, except as follows:

•	shares of class A common stock have 10 votes per share;

•	shares of class B common stock have one vote per share; and

•
shares of class A common stock may be converted at any time by the holder into an equal number of shares of class B common stock and, if transferred to certain transferees, are automatically converted into shares of class B common stock immediately upon transfer.

Except as otherwise required by law, our certificate of incorporation or our bylaws, (1) the holders of each class of common stock will vote together as a single class, subject to any right that may be conferred upon holders of preferred stock to vote together with holders of common stock, on all matters submitted to a vote of stockholders of the Corporation and (2) matters submitted to a vote of stockholders will be approved by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote thereon.
Our certificate of incorporation requires a vote of at least 80% of the voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors to amend provisions of our certificate of incorporation prohibiting stockholder action by written consent and relating to calling a special meeting of stockholders and the business to be transacted at such meeting.
Subject to certain exceptions specified in our certificate of incorporation, our certificate of incorporation limits the voting rights of any person who is the beneficial owner (as defined in our certificate of incorporation) of more than 25% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors. Our certificate of incorporation requires a vote of at least 80% of the voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors (after taking into account this provision) to amend this provision of our certificate of incorporation.
Our board of directors is not classified, and holders of our common stock do not have cumulative voting rights.
Dividend Rights
Dividends may be paid on our common stock out of funds legally available for dividends, when and if declared by our board of directors. In the case of a distribution of our common stock, each class of common stock receives a distribution of only shares of the same class of common stock. For example, only shares of class B common stock may be distributed with respect to class B common stock.
Liquidation, Dissolution or Similar Rights
Holders of our common stock are entitled to share ratably in any dividends and in any assets available for distribution on liquidation, dissolution or winding-up, subject, if any of our preferred stock is then outstanding, to any preferential rights of such preferred stock.
No Preemptive, Redemption or Conversion Rights
Our common stock is not redeemable, has no sinking fund provision or subscription rights and does not entitle the holder to any preemptive rights.

Preferred Stock
We are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are currently outstanding. Subject to limitations prescribed by law, the board of directors is authorized at any time to (i) issue one or more series of preferred stock, (ii) determine the designation for any series by number, letter or title that shall distinguish the series from any other series of preferred stock; and (iii) determine the number of shares in any series. The board of directors is further authorized to determine, for each series of preferred stock, (a) whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative, (b) the dividend rate (or method for determining the rate), (c) the liquidation preference per share of that series of preferred stock, if any, (d) any conversion provisions applicable to that series of preferred stock, (e) any redemption or sinking fund provisions applicable to that series of preferred stock, (f) the voting rights of that series of preferred stock, if any, and (g) the terms of any other preferences or rights, if any, applicable to that series of preferred stock. Our board of directors, without shareowner approval, may issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.
Forum Selection Clause
Under our bylaws, unless the Corporation, in writing, selects or consents to the selection of an alternative forum, the sole and exclusive forum for any current or former stockholder (including any current or former beneficial owner) to bring internal corporate claims (as defined in our bylaws), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware).
DESCRIPTION OF DEBT SECURITIES
Description of Floating-Rate Senior Notes due 2020, 1.625% Senior Notes due 2025, 1.000% Senior Notes due 2028, 0.375% Senior Notes due 2023 and 1.500% Senior Notes due 2032
The following summary of our above-referenced debt securities is based on and qualified by the indenture, dated as of August 26, 2003, as supplemented from time to time, entered into with The Bank of New York Mellon Trust Company, N.A. (as successor to Citibank, N.A.), as trustee (the “indenture”), and the Floating-Rate Senior Notes due 2020 (the “Floating Rate Notes”), 1.625% Senior Notes due 2025 (the “2025 Notes”), 1.000% Senior Notes due 2028 (the “2028 Notes”), 0.375% Senior Notes due 2023 (the “2023 Notes”) and 1.500% Senior Notes due 2032 (the “2032 Notes”; the 2025 Notes, 2028 Notes, 2023 Notes and 2032 Notes collectively, the “Fixed Rate Notes”; the Fixed Rate Notes together with the Floating Rate Notes, the “notes”). For a complete description of the terms and provisions of our notes, refer to the indenture and the forms of notes, each of which is incorporated by reference or filed as an exhibit to this Annual Report on Form 10-K.

The term “business day” means any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law or executive order to close and (ii) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system, or the TARGET2 system, or any successor thereto, operates.
Listing
The notes are listed on the New York Stock Exchange.
The Floating Rate Notes
General
The Floating Rate Notes:

•
were issued in an aggregate initial principal amount of €500,000,000, subject to our ability to issue additional Floating Rate Notes which may be of the same series as the Floating Rate Notes as described under “—Further Issues,”

•	mature on July 15, 2020,

•	are our unsecured and unsubordinated obligations, ranking equally with our other present and future outstanding unsecured and unsubordinated indebtedness,

•	were issued as a separate series under the indenture,

•	are not redeemable by us prior to the stated maturity except upon certain tax events described herein,

•	are not repayable at the option of the holders prior to the stated maturity, and

•	are not subject to any sinking fund.
Interest
The Bank of New York Mellon, London Branch, or such other person appointed by us, acts as calculation agent for the Floating Rate Notes.
The Floating Rate Notes bear interest at a floating rate determined in the manner provided below, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year and on the maturity date or any redemption date of the Floating Rate Notes (each, a “Floating Rate Notes Interest Payment Date”) to the persons in whose names the Floating Rate Notes are registered at the close of business on the 15th calendar day (whether or not a business day) immediately preceding the related Floating Rate Notes Interest Payment Date or, if the notes are represented by one or more global notes, the close of business on the business day (for this purpose a day on which Clearstream and Euroclear are open for business) immediately preceding the related Floating Rate Notes Interest Payment Date; provided, however, that interest payable on the maturity date or any redemption date shall be payable to the person to whom the principal of such Floating Rate Notes shall be payable.
If any Floating Rate Notes Interest Payment Date (other than the maturity date or any redemption date) falls on a day that is not a business day, the Floating Rate Notes Interest Payment Date will be postponed to the next succeeding business day and interest will accrue to but excluding such Floating Rate Notes Interest Payment Date, except that if such business day falls in the next succeeding calendar month, the applicable Floating Rate Notes Interest Payment Date will be the immediately preceding business day. If the maturity date or any redemption date of the Floating Rate Notes falls on a day that is not a business day, the payment of principal, premium, if any, and interest, if any, otherwise payable on such date will be postponed to the next succeeding business day, and no interest on such payment will accrue from and after the maturity date or such redemption date, as applicable. The rights of holders of beneficial interests of Floating Rate Notes to receive the payments of interest on such notes are subject to the applicable procedures of Euroclear and Clearstream.
The interest rate resets quarterly on January 15, April 15, July 15 and October 15 of each year (each an “Interest Reset Date”). However, if any Interest Reset Date would otherwise be a day that is not a business day, such Interest Reset Date will be the next succeeding day that is a business day, except that if the next succeeding business day falls in the next succeeding calendar month, the applicable Interest Reset Date will be the immediately preceding business day.
The interest periods are the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date, except that the final interest period will be the period from and including the Interest Reset Date immediately preceding the maturity date to but excluding the maturity date (each an “Interest Period”). The interest rate per annum for the Floating Rate Notes in any Interest Period will be equal to Three-Month EURIBOR plus 43 basis points (0.43%) (the “Interest Rate”), as determined by the calculation agent. However, the minimum interest rate on the Floating Rate Notes shall not be less than 0.000%. The Interest Rate in effect for the 15 calendar days prior to any redemption date earlier than the maturity date will be the Interest Rate in effect on the 15th day preceding such earlier redemption date.
The Interest Rate on the Floating Rate Notes is limited to the maximum rate permitted by New York law, as the same may be modified by United States law of general application.
Upon the request of any holder of Floating Rate Notes, the calculation agent will provide the Interest Rate then in effect and, if determined, the Interest Rate that will become effective on the next Interest Reset Date.
The calculation agent will determine Three-Month EURIBOR for each Interest Period on the second TARGET System Day prior to the first day of such Interest Period (the “Interest Determination Date”).
“Three-Month EURIBOR” and “Six-Month EURIBOR,” with respect to any Interest Determination Date, are the offered rates for deposits of euros having maturities of three months and six months, respectively, that appear on “Reuters Page EURIBOR 01” at approximately

11:00 a.m., Brussels time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page EURIBOR 01” as of 11:00 a.m., Brussels time, or if “Reuters Page EURIBOR 01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”
If no offered rate appears on “Reuters Page EURIBOR 01” or Bloomberg L.P.’s page “BBAM” on an Interest Determination Date, Three-Month EURIBOR, will be determined for such Interest Determination Date on the basis of the rates at approximately 11:00 a.m., Brussels time, on such Interest Determination Date at which deposits in euros are offered to prime banks in the euro-zone inter-bank market by the principal euro-zone office of each of four major banks in such market selected and identified by us (the “Reference Banks”), for a term of three months commencing on the applicable Interest Reset Date and in a principal amount of not less than €1,000,000 that is representative for a single transaction in euros in such market at such time. We will ensure the calculation agent is provided with the complete contact details of the relevant personnel at each of the Reference Banks that they will be required to contact in order to obtain the relevant Interest Rate. The calculation agent will request the principal euro-zone office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, Three-Month EURIBOR for such Interest Period will be the arithmetic mean (rounded upwards) of such quotations. If fewer than two such quotations are provided, Three-Month EURIBOR for such Interest Period will be the arithmetic mean (rounded upwards) of the rates quoted at approximately 11:00 a.m., Brussels time, on such Interest Determination Date by three major banks in the euro-zone, selected and identified by us, for loans in euros to leading European banks, for a term of three months commencing on the applicable Interest Reset Date and in a principal amount of not less than €1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks so selected are not quoting as mentioned above, the Interest Rate will be the same as the Interest Rate determined on the immediately preceding Interest Reset Date, or, if none, the Interest Rate will be the initial interest rate.
All percentages resulting from any calculation of any Interest Rate for the Floating Rate Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all euro amounts will be rounded to the nearest cent, with one-half cent being rounded upward. The amount of interest payable in respect of each Floating Rate Note will be calculated by applying the applicable Interest Rate for such Interest Period to the outstanding principal amount of such Floating Rate Notes, multiplying the product by the actual number of days in such Interest Period and dividing by 360. Each calculation of the Interest Rate on the Floating Rate Notes by the calculation agent will (in the absence of manifest error) be final and binding on us, the trustee and the noteholders of the Floating Rate Notes.
Promptly upon such determination, the calculation agent will notify us and the trustee (if the calculation agent is not the trustee) of the Interest Rate for the new Interest Period.

The Fixed Rate Notes
General
The Fixed Rate Notes:

•
were issued in an aggregate initial principal amount of €700,000,000, in the case of the 2025 Notes, €500,000,000, in the case of the 2028 Notes, €700,000,000, in the case of the 2023 Notes, and €500,000,000, in the case of the 2032 Notes, each subject to our ability to issue additional Fixed Rate Notes which may be of the same series as the Fixed Rate Notes as described under “—Further Issues,”

•
mature on November 15, 2025, in the case of the 2025 Notes, November 15, 2028, in the case of the 2028 Notes, November 15, 2023, in the case of the 2023 Notes, and November 15, 2032, in the case of the 2032 Notes,

•	bear interest at a rate of 1.625% per annum, in the case of the 2025 Notes, 1.000%, in the case of the 2028 Notes, 0.375%, in the case of the 2023 Notes, and 1.500%, in the case of the 2032 Notes,

•	are our unsecured and unsubordinated obligations, ranking equally with our other present and future outstanding unsecured and unsubordinated indebtedness,

•	were each issued as a separate series under the indenture,

•	are redeemable by us prior to the stated maturity at the times and prices described herein,

•	are not repayable at the option of the holders prior to the stated maturity, and

•	are not subject to any sinking fund.
Interest
The Fixed Rate Notes bear interest at a rate of (i) 1.625% per annum, in the case of the 2025 Notes, (ii) 1.000% per annum, in the case of the 2028 Notes, (iii) 0.375% per annum, in the case of the 2023 Notes, and (iv) 1.500% per annum, in the case of the 2032 Notes, from the most recent date to which interest has been paid or provided for, payable annually in arrears on November 15 of each year (each a “Fixed Rate Notes Interest Payment Date”), to holders of record at the close of business (a) on the November 1st (whether or not a business day) immediately preceding the interest payment date, in the case of the 2025 Notes and the 2028 Notes, and (b) on the November 15th (whether or not a business day) immediately preceding the interest payment date, in the case of the 2023 Notes and the 2032 Notes, or, in each case, if the Fixed Rate Notes are represented by one or more global notes, on the business day (for this purpose a day on which Clearstream and Euroclear are open for business) immediately preceding the Fixed Rate Notes Interest Payment Date; provided, however, that interest payable on the maturity date of the Fixed Rate Notes or any redemption date of the Fixed Rate Notes shall be payable to the person to whom the principal of such Fixed Rate Notes shall be payable.

Interest payable on the Fixed Rate Notes on any Fixed Rate Note Interest Payment Date, redemption date or maturity date shall be the amount of interest accrued from, and including, the next preceding Fixed Rate Note Interest Payment Date in respect of which interest has been paid or duly provided for (or from and including the original issue date of the Fixed Rate Notes, if no interest has been paid or duly provided for) to, but excluding, such Fixed Rate Note Interest Payment Date, redemption date or maturity date, as the case may be. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Markets Association. If any Fixed Rate Note Interest Payment Date falls on a day that is not a business day, the interest payment will be made on the next succeeding day that is a business day, but no additional interest will accrue as a result of the delay in payment. If the maturity date or any redemption date of the Fixed Rate Notes falls on a day that is not a business day, the related payment of principal, premium, if any, and interest will be made on the next succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding business day. The rights of holders of beneficial interests in Fixed Rate Notes to receive the payments of interest on such notes are subject to the applicable procedures of Euroclear and Clearstream.
Optional Redemption of the Fixed Rate Notes
The Fixed Rate Notes are redeemable at any time:

•
prior to August 15, 2025 (three months prior to their maturity), in the case of the 2025 Notes, prior to August 15, 2028 (three months prior to their maturity), in the case of the 2028 Notes, prior to August 15, 2023 (three months prior to their maturity), in the case of the 2023 Notes, and prior to August 15, 2032 (three months prior to maturity), in the case of the 2032 Notes, in each case as a whole or in part,

•
at our option, on at least 30 days’, in the case of the 2025 Notes and the 2028 Notes, or on at least 10 days’, in the case of the 2023 Notes and the 2032 Notes, but not more than 60 days’, prior notice mailed (or otherwise transmitted in accordance with the applicable procedures of Euroclear or Clearstream) to the registered address of each holder of the Fixed Rate Notes to be redeemed,

•	at a redemption price equal to

•	the greater of:
•100% of the principal amount of the Fixed Rate Notes to be redeemed; and

•
the sum of the present values of the Remaining Scheduled Payments (as defined below) of principal and interest on the Fixed Rate Notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below) plus 20 basis points, in the case of the 2025 Notes and the 2032 Notes, 15 basis points, in the case of the 2028 Notes, and 10 basis points, in the case of the 2023 Notes;

•	together with, in each case, accrued and unpaid interest, if any, on the principal amount of the Fixed Rate Notes to be redeemed to, but excluding, the redemption date.

•
on or after August 15, 2025 (three months prior to maturity), in the case of the 2025 Notes, on or after August 15, 2028 (three months prior to maturity), in the case of the 2028 Notes, on or after August 15, 2023 (three months prior to maturity), in the case of the 2023 Notes, and on or after August 15, 2032 (three months prior to maturity), in the case of the 2032 Notes, in each case as a whole or in part,

•
at our option, on at least 30 days’, in the case of the 2025 Notes and the 2028 Notes, or on at least 10 days’, in the case of the 2023 Notes and the 2032 Notes, but not more than 60 days’, prior notice mailed (or otherwise transmitted in accordance with the applicable procedures of Euroclear or Clearstream) to the registered address of each holder of the Fixed Rate Notes to be redeemed,

•
at a redemption price equal to 100% of the principal amount of the Fixed Rate Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the Fixed Rate Notes to be redeemed to, but excluding, the redemption date.

If money sufficient to pay the redemption price of all of the Fixed Rate Notes (or portions thereof) to be redeemed on the redemption date is deposited with the trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.
“Comparable Government Bond Rate” means the yield to maturity, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), on the third business day prior to the date fixed for redemption, of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by us.
“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by us, a German government bond whose maturity is closest to the maturity of the applicable notes to be redeemed, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.

“Remaining Scheduled Payments” means, with respect to each Fixed Rate Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not a Fixed Rate Notes Interest Payment Date with respect to such Fixed Rate Note, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced (solely for the purposes of this calculation) by the amount of interest accrued thereon to such redemption date.
Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the applicable Fixed Rate Notes or portions thereof called for redemption. On or before the redemption date, we will deposit with the paying agent or set aside, segregate and hold in trust (if we are acting as paying agent), funds sufficient to pay the redemption price of, and accrued and unpaid interest on, such Fixed Rate Notes to be redeemed on that redemption date. If fewer than all of the Fixed Rate Notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular Fixed Rate Notes or portions thereof to be redeemed from the outstanding Fixed Rate Notes not previously called for redemption by such method as the trustee deems fair and appropriate; provided that if the Fixed Rate Notes are represented by one or more global notes, beneficial interests in the Fixed Rate Notes will be selected for redemption by Euroclear and Clearstream in accordance with their respective standard procedures therefor; provided, however, that no Fixed Rate Notes of a principal amount of €100,000 or less shall be redeemed in part.
We may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.
Payment of Additional Amounts
We will, subject to the exceptions and limitations set forth below, pay to or on account of a beneficial owner of a note who is not a United States person for U.S. federal income tax purposes such additional amounts as may be necessary to ensure that every net payment by us of the principal of and interest on such note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment, by the United States or any political subdivision or taxing authority of the United States, will not be less than the amount that would have been payable had no such deduction or withholding been required. However, we will not pay additional amounts for or on account of:

1.
any such tax, assessment or other governmental charge which would not have been so imposed but for (i) the existence of any present or former connection between the holder or beneficial owner of a note (or between a fiduciary, settlor, beneficiary, member or shareholder of such person, if such person is an estate, a trust, a partnership or a corporation) and the United States, including, without limitation, such person (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein or (ii) the presentation, where required, by the holder of any such note for payment on a date more than 15 calendar days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

2.	any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

3.
any tax, assessment or other governmental charge imposed by reason of the holder or beneficial owner’s past or present status as a personal holding company or foreign personal holding company or controlled foreign corporation or passive foreign investment company for U.S. federal income tax purposes or as a corporation which accumulates earnings to avoid United States federal income tax or as a private foundation or other tax-exempt organization;

4.	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments on or in respect of any note;

5.
any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of such note, if such compliance is required by statute or by regulation of the United States or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such tax, assessment or other governmental charge;

6.
any tax, assessment or other governmental charge that would not have been imposed but for a failure by the holder or beneficial owner (or any financial institution through which the holder or beneficial owner holds any note or through which payment on the note is made) to comply with any certification, information, identification, documentation or other reporting requirements (including entering into and complying with an agreement with the Internal Revenue Service) imposed pursuant to, or complying with any requirements imposed under an intergovernmental agreement entered into between the United States and the government of another country in order to implement the requirements of, Sections 1471 through 1474 of the Internal Revenue Code as in effect on the date of issuance of the notes or any successor or amended version of these provisions, to the extent such successor or amended version is not materially more onerous to comply with than these provisions as enacted on such date;

7.
any tax, assessment or other governmental charge imposed by reason of such beneficial owner’s past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all of our classes of stock entitled to vote or as a direct or indirect affiliate of us;

8.
any tax, assessment or other governmental charge required to be deducted or withheld by any paying agent from a payment on a note upon presentation of such note, where required, if such payment can be made without such deduction or withholding upon presentation of such note, where required, to any other paying agent; or

any combination of two or more of items (1), (2), (3), (4), (5), (6), (7) and (8), nor shall additional amounts be paid with respect to any payment on a note to a United States Alien Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United States (or any political subdivision thereof) to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the note.
The term “United States Alien Holder” means any beneficial owner of a note that is not, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. Except as specifically provided under this heading “—Payment of Additional Amounts,” we will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.
We undertake that, to the extent permitted by law, we will maintain a paying agent in a Member State of the European Union (if any) that will not require withholding or deduction of tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced to conform to, such European Council Directive.
Redemption for Tax Reasons
We may redeem the notes of each series prior to maturity in whole, but not in part, on not more than 60 days’ notice and not less than 30 days’ notice, in the case of the 2025 Notes and the 2028, or not less than 10 days’ notice, in the case of the 2023 Notes and the 2032 Notes, at a redemption price equal to 100% of their principal amount plus any accrued interest and additional amounts to, but not including, the date fixed for redemption if we determine that, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in, or amendment to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced and becomes effective on or after the date of issuance of the notes, we have or will become obligated to pay additional amounts with respect to the notes as described above under “—Payment of Additional Amounts.”
If we exercise our option to redeem the notes, we will deliver to the trustee a certificate signed by an authorized officer stating that we are entitled to redeem the notes and an opinion of independent tax counsel to the effect that the circumstances described above exist.

Defeasance and Covenant Defeasance
We may elect, at our option at any time, to have the provisions of Section 13.02 of the indenture, relating to defeasance and discharge of indebtedness, or Section 13.03 of the indenture, relating to defeasance of certain restrictive covenants in the indenture, applied to the notes of any series, or to any specified part of a series. Defeasance refers to the discharge of some or all of our obligations under the indenture.
Defeasance and Discharge
Upon our exercise of our option to have Section 13.02 of the indenture apply to any series of the notes, we will be deemed to have been discharged from all obligations with respect to the notes (except for certain obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold money for payment in trust) upon the irrevocable deposit in trust for the benefit of the holders of the notes of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the notes on the respective stated maturities in accordance with the terms of the indenture and the notes. Defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that, we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in any case to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge were not to occur.
As used in this exhibit, “U.S. Government Obligations” means any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended) as custodian with respect to any U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest with respect to the U.S. Government Obligation evidenced by such depositary receipt.
Issuance in Euros
Initial holders will be required to pay for the notes in euros, and all payments of interest and principal, including payments made upon any redemption of the notes, will be payable in euros.

If, on or after the date of this exhibit, the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. The amount payable on any date in euros will be converted into U.S. dollars on the basis of the most recently available market exchange rate for the euro. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the notes or the indenture governing the notes. Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing.
As used in this exhibit, “market exchange rate” means the noon buying rate in The City of New York for cable transfers of euros as certified for customs purposes (or, if not so certified, as otherwise determined) by the United States Federal Reserve Board.
Investors will be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them.
Further Issues
We may from time to time, without notice to or the consent of the registered holders of notes, create and issue further notes ranking equally with each series of the notes in all respects. Such further notes may be consolidated and form a single series with each series of the notes and have the same terms as to ranking, redemption or otherwise as such series (other than the issue date and public offering price of such further notes and, if applicable, the first payment of interest following the issue date of such further notes).
Book-Entry System
Each series of the notes were issued in the form of one or more global notes (each a “global note”) in fully registered form, without coupons, and were deposited on the closing date with, or on behalf of, a common depositary for, and in respect of interests held through, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”). Except as described herein, certificates will not be issued in exchange for beneficial interests in the global notes.
Except as set forth below, the global notes may be transferred, in whole and not in part, only to a common depositary for Euroclear or Clearstream or its nominee.
Beneficial interests in the global notes are represented, and transfers of such beneficial interests are effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in Euroclear or Clearstream. Those beneficial interests are in denominations of €100,000 and integral multiples of €1,000 in excess thereof. Investors may hold notes directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Owners of beneficial interests in the global notes are not entitled to have notes registered in their names, and will not receive or be entitled to receive physical delivery of notes in definitive form. Except as provided below, beneficial owners are not considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each beneficial owner must rely on the procedures of the clearing systems and, if such person is not a participant of the clearing systems, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. Under existing industry practices, if we request any action of holders or a beneficial owner desires to give or take any action which a holder is entitled to give or take under the indenture, the clearing systems would authorize their participants holding the relevant beneficial interests to give or take action and the participants would authorize beneficial owners owning through the participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the clearing systems to their participants, by the participants to indirect participants and by the participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These limits and laws may impair the ability to transfer beneficial interests in global notes.
Persons who are not Euroclear or Clearstream participants may beneficially own notes held by the common depositary for Euroclear and Clearstream only through direct or indirect participants in Euroclear and Clearstream. So long as the common depositary for Euroclear and Clearstream is the registered owner of the global note, the common depositary for all purposes will be considered the sole holder of the notes represented by the global note under the indenture and the global notes.
Euroclear and Clearstream may discontinue providing services with respect to the notes at any time by giving reasonable notice to the issuer or its agent. Under these circumstances, in the event that a successor securities depositary is not obtained, certificates for the notes are required to be printed and delivered. We may decide to discontinue the use of the system of book-entry-only transfers through Euroclear and Clearstream (or any successor securities depository). In that event, certificates for the notes will be printed and delivered to Euroclear and Clearstream.
Secondary market sales of book-entry interests in the notes held through Euroclear or Clearstream to purchasers of book-entry interests in the global notes through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in same-day funds.
Notices
The trustee will mail notices by first class mail, postage prepaid, to each registered holder’s address as it appears in the security register (or otherwise transmit such notices in accordance with applicable procedures of Euroclear or Clearstream). The trustee will only mail or transmit these notices to the registered holder of the notes, and consequently holders of beneficial interests will not receive these notices unless we reissue the notes in fully certificated form.
The Trustee, Paying Agent, Calculation Agent, Transfer Agent and Security Registrar
The Bank of New York Mellon Trust Company, N.A. is the trustee, transfer agent and security registrar with respect to the notes and maintains various commercial and investment banking relationships with us and with affiliates of ours. It is also the trustee under the indenture. The Bank of New York Mellon, London Branch, acts as paying agent with respect to the notes and calculation agent with respect to the Floating Rate Notes.
Principal of, premium, if any, and interest on the notes will be payable at the office of the paying agent or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders; provided that all payments of principal, premium, if any, and interest with respect to the notes represented by one or more global notes deposited with, or on behalf of, a common depositary, and registered in the name of the nominee of the common depositary for the accounts of Clearstream and Euroclear will be made through the facilities of the common depositary. We may change the paying agent without prior notice to the holders, and we or any of our subsidiaries may act as paying agent. We undertake to maintain a paying agent in a member state of the European Union that, to the extent permitted by law, will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income in relation to the Floating Rate Notes.
Governing Law
The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.